NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Philip Morris International, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: Catherine Rowan

<rowancm@trinity-health.org>

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

To:	Philip Morris International Shareholders
Subject:	Shareholder Proposal to Phase Out Production of Health-Hazardous and Addictive Products
Date:	April 13, 2022
Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health
<rowancm@trinity-health.org>

Trinity Health and co-filers CommonSpirit Health, Sisters of St. Francis of Philadelphia, Sisters of St. Joseph of Carondelet, Sisters of St. Dominic of Caldwell, and the Sisters of Charity of St. Elizabeth urge you to vote FOR Item 5: “Shareholder Proposal” (“Proposal”, “the Company”) at Philip Morris International’s (“PMI”) annual general meeting on May 2, 2022. The full Proposal asks the Board of Directors to initiate steps to phase out all production of PMI’s health-hazardous and addictive products by 2025.

Rationale for a YES Vote

•	Philip Morris International has developed Business Transformation Metrics to track its transformation toward a smoke-free portfolio, but does not provide a timeline for this transformation to occur, other than saying PMI will be a “majority smoke-free business by 2025”.
•	During its February 10, 2021 Investor Day, PMI stated that it needs to retain its smoking customers in order to communicate with them about switching to its smoke-free products.
•	In 2021, the Company purchased a medical device company making inhalers to treat respiratory illness and a company that makes nicotine chewing gum, chewable tablets and lozenges. Both acquisitions are part of PMI’s strategy to evolve to a consumer wellness and health company.
•	Philip Morris International faces criticism and reputation risks as it profits both from products that negatively impact human health and from wellness and health products.
•	If the Company is serious about transforming to a health care company, proponents believe it needs to set measurable, timebound targets to end the sale of tobacco products. These are lacking in PMI’s Business Transformation.

The company’s response to the proposal

In its statement of opposition to the Proposal, the Company states that its commitment to “accelerating the end of smoking and purposefully replacing cigarettes” involves new organizational capabilities, marshaling resources to develop products that are less harmful, industry-wide advocacy for proper government oversight and earning the trust and cooperation of stakeholders. The company emphasizes that ending the sale of cigarettes is dependent on “several factors outside our control. Governments, in particular, can significantly help accelerate the end of smoking.”

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org

Proponents note that in the past PMI gave other reasons for ending cigarette sales: that PMI needs to stay competitive and build brand loyalty to drive smokers to their “smoke-free” products; that PMI needs profits from their combustibles business to fund their plans for a smoke-free future. But both of those rationales means that the Company’s future is highly dependent on the very products they’re trying to stop selling.

Proponents believe that setting timebound targets for ending the sale of health-hazardous and addictive tobacco products will lend credibility to Philip Morris International’s Business Transformation, and therefore urge you to vote FOR Item 5: “Shareholder Proposal”.

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org